KIRKLAND & ELLIS LLP
AND AFFILIATED PARTNERSHIPS

Dennis M. Myers, P.C. To Call Writer Directly: 312 861-2232 dmyers@kirkland.com	200 East Randolph Drive Chicago, Illinois 60601 312 861-2000 www.kirkland.com	Facsimile: 312 861-2200

April 18, 2008

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:
Jay Mumford
Russell Mancuso
Lynn Dicker
Gary Todd

Re:
GT Solar International, Inc.
Amendment No. 2 to Registration Statement on Form S-1
(SEC File No. 333-142383), originally filed April 26, 2007

Ladies and Gentlemen:

        GT Solar International, Inc., a Delaware corporation (the "Company"), has today filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Act of 1933, as amended, and Regulation S-T thereunder, an Amendment No. 2 to its Registration Statement on Form S-1 (the "Amendment").

        On behalf of the Company, we are writing to respond to the comments raised in your letter to the Company dated May 23, 2007. The Company's responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, copies of the Amendment are enclosed, and have been marked to show changes from the prospectus contained in the Registration Statement on Form S-1 originally filed on April 26, 2007. Where applicable, we have referenced in the Company's responses the appropriate page number of the Amendment. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Amendment.

Prospectus Cover Page

1.
Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering price within that range.

Hong Kong                London                Los Angeles                Munich                New York                San Francisco                Washington, D.C.

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April 18, 2008

  Response:    The Company acknowledges the Staff's comment and confirms that it will not circulate copies of the prospectus until it includes an estimated price range, related information based on a bona fide estimate of the public offering price within that range and all other information required by the federal securities laws. The Company does not intend to circulate the prospectus that is contained in the Amendment. Because the valuation of the Company is still being finalized, the Company has not included an estimated price range or related information based on a bona fide estimate of the public offering price within that range in the Amendment.

Prospectus Summary

2.
The introductory paragraph to your summary states that the summary is not complete. A summary, by its very nature, does not and is not required to contain all of the detailed information that is in the prospectus. However, if you have elected to include a summary in your prospectus, it must be complete. Do you mean to say that, because this is a summary, it may not contain all of the information that is important to your investors? Delete the reference to an incomplete summary from your prospectus.

  Response:    The Company has made the requested revision in response to the Staff's comment. Please see page 1 of the Amendment.

3.
We note your first five paragraphs in this section are identical to the business section. Please revise to avoid repeating disclosure.

  Response:    The Company has revised the prospectus summary in response to the Staff's comment. Please see pages 1 and 2 of the Amendment.

4.
If your products do not perform key steps in the solar wafer and module products process, please clarify and describe the reliance on third-party equipment to provide turnkey manufacturing with the same prominence as your references to turnkey manufacturing.

  Response:    The Company has modified the Amendment to reduce the prominence of references to turnkey manufacturing. The Company believes that the revised disclosure accurately describes the Company's activities in turnkey manufacturing and notes that, in the past year, the Company has shifted its focus to sales of DSS units and polysilicon reactors, and, to a lesser degree, its turnkey solutions. The Company has disclosed its reliance on third-party equipment manufacturers to provide a portion of the equipment required for turnkey manufacturing under the risk factor entitled "We depend on a limited number of third party suppliers." Please see page 9 of the Amendment.

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5.
Please provide us independent, objective support for the statements regarding your leadership and marketing standing. For example, you indicate in the summary and in other parts of your prospectus that you are "one of the world's largest providers of manufacturing equipment and "turnkey' manufacturing solutions" and you "have established a leading position in the market" and your DSS units accounted for "over 80% of the equipment purchased from third parties for this application in 2006."

  Response:    The Company has updated certain statements regarding the Company's leadership and market standing in the prospectus. In response to the Staff's comment, the Company is supplementally providing a basis for the updated statements regarding the Company's leadership and market standing in Annex A.

6.
The disclosure in the summary should be a balanced presentation of your business. For example
•
if you elect to highlight the percentage of third-party equipment purchases that you contribute, balance the disclosure with equally prominent disclosure of your reliance on a small number of customers.

•
if you elect to highlight your revenues, balance the disclosure with equally prominent disclosure regarding your losses.

•
if you elect to highlight your strengths, balance the disclosure with equally prominent disclosure of your challenges.

•
if a discussion of your polysilicon reactors is appropriate for your summary, balance the disclosure with equally prominent disclosure of your statement on page 16 that you have not yet recognized any revenue from the sale of polysilicon reactors or converters.

  Response:    The Company has provided additional disclosure. Please see pages 1, 3 and 60 of the Amendment.

7.
We note the disclosure regarding your backlog on page 1. Please avoid unnecessary duplication with other disclosure in your summary like on page 2. Also, with a view toward clarifying the disclosure, please tell us:

•
the extent to which the backlog is cancelable;

•
the length of time it will take to recognize the disclosed backlog as revenue;

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  •
  the extent to which contracts in your backlog provide margins comparable to your recent margins reported in this prospectus; and

  •
  why you believe it is appropriate to highlight your backlog in the summary out of the context that you provide in the risk factors on page 11 and 17.

  Response:    The Company's response to each of the Staff's four bulleted comments is as follows:

  •
  The Company's order backlog consists of signed purchase orders or other written contractual commitments. These commitments generally do not have a provision that allows the Company's customers to cancel the obligation. Although it is possible that a customer could refuse or be unable to perform its obligations under a contract, to date, the Company has had few customer cancellations or breaches. The Company does not include in its order backlog purchase orders or contracts prior to their effectiveness, or purchase orders or contracts the terms of which allow the customer to cancel without further liability.

  •
  The Company expects to convert approximately 60% of the backlog at December 31, 2007 to revenues through March 31, 2009, and expects to convert the remainder of that backlog to revenues in the fiscal years ending March 31, 2010 and 2011. The Company has provided additional disclosure in response to the Staff's comment. Please see pages 1, 36 and 60 of the Amendment.

  •
  Based upon the Company's current forecasts, the Company believes that its overall margins will be comparable to the recent margins reported in the prospectus, except that the margin reported for the nine months ended December 31, 2007 was negatively impacted by certain items as described in Management's Discussion and Analysis of Financial Condition and Results of Operations, including an increase to cost of goods sold for the use of inventory that had been increased to fair value at the date of the Acquisition and a turnkey contract for which margins were impacted by cost increases due to the unsatisfactory performance of certain third-party equipment and incremental costs of silicon that was supplied by the Company as part of the same turnkey contract. Please see page 46 of the Amendment.

  •
  The Company believes that it is appropriate to highlight its backlog because the Company's backlog consists of signed purchase orders and other written contractual commitments that do not have a provision that allows the customer to cancel its obligations. The Company acknowledges that backlog does not represent a guarantee of either future revenues or profits, but believes that backlog information is critical to managing its business. The Company's management uses backlog information to

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  plan for material procurement and its manufacturing operations. The Company believes that the backlog number is an indicator of future revenues. Therefore, the Company believes that backlog information in relation to recent revenues is useful information to investors.

Market Opportunity, page 2

8.
We note that you have selected to reference "one of three forecast scenarios." Please tell us why you have selected the one you decided to disclose and how it differed from the other two scenarios.

  Response:    In the Marketbuzz Report published by Solarbuzz LLC, an international solar energy market research and consulting company, in March 2008 (the "2008 Report"), Solarbuzz identifies three different scenarios for the forecast period from 2008 to 2012: the "Balanced Energy" scenario, the "Green World" scenario and the "Production Led" scenario. The three forecast scenarios make assumptions regarding a range of external environments and apply different demand, supply and price profiles.

  •
  The "Balanced Energy" scenario assumes that existing and known currently emerging photovoltaic ("PV") incentive programs drive end-market demand, with growth limited by restrictions to the incentives provided in the key market of Germany.

  •
  The "Green World" scenario assumes a wider development of incentive programs supporting grid-connected PV installations.

  •
  The "Production Led" scenario assumes the same PV policy environment as the "Green World" scenario, but this scenario assumes that low cost manufacturers, now taking advantage of lower silicon prices, seek to raise capacity utilization by lowering prices.

  The Company selected the "Green World" scenario because it believes that the "Green World" scenario represented a more balanced, middle ground approach as its results do not represent either the high or the low results for each year in the five year period.

9.
Please furnish marked copies of studies that support the statistics cited, and tell us whether all industry data you cite in your document is publicly available. Also tell us:

•
how you confirmed that the data reflects the most recent available information,

•
whether you paid for the compilation of the data, and

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  •
  whether the authors of the data consented to your use of it in the registration statement.

  If you were affiliated with the preparation of the data, please ensure that your disclosure clearly indicates the nature of all such affiliates.

  Response:    Please find attached as Annex B copies of the materials from Solarbuzz referenced in the prospectus. The Company's response to each of the Staff's three bulleted comments is as follows:

  •
  The source of studies that support the statistics cited is the Marketbuzz 2008 Report (the "2008 Report") issued by Solarbuzz on March 17, 2008. The Company believes that Solarbuzz reports are the most well-recognized and widely read and cited third-party reports in the solar power industry.

  •
  The Solarbuzz report is available to the public for a fee, and the Company has paid this fee.

  •
  Solarbuzz has consented to the references to Solarbuzz data and reports in the Registration Statement.

  The Company confirms that it was not affiliated with the preparation of the Solarbuzz data.

Corporate Information, page 4

10.
With a view toward clarified disclosure, please tell us whether the January 1, 2006 acquisition of "[y]our business" was GT Solar Holdings LLC's acquisition of GT Solar Incorporated.

  Response:    The Company has made the requested revision in response to the Staff's comment. Please see page 3 of the Amendment.

Risk Factors, page 9

11.
We note your statements that the risks described "are not the only ones facing us" and "[a]dditional risks and uncertainties that we are aware of, or that we currently deem immaterial, also may become important factors that affect us." Please revise to disclose all material risks.

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  Response:    The Company has made the requested revision in response to the Staff's comment. Please see page 8 of the Amendment.

Amounts included in our order backlog..., page 11

12.
Please expand to detail the impact when you "have experienced variances in the realization of customer contracts and backlog." Also, describe the nature of such variances.

  Response:    The Company has reviewed the statement regarding "variances in the realization of customer contracts and backlog" and determined that it is not supported by the Company's actual experience to date. The Company has deleted that sentence in response to the Staff's comment. Please see page 10 of the Amendment.

Industry and Market Data, page 28

13.
We note your statement regarding this data that you "cannot assure prospective investors as to their accuracy." You should not include information in your prospectus that you do not believe is accurate. Likewise, you may not disclaim responsibility for your disclosure; the first sentence of the second paragraph implies that you have only limited responsibility for the data. Please revise accordingly.

  Response:    The Company has made the requested revision in response to the Staff's comment. Please see page 28 of the Amendment.

Use of Proceeds, page 29

14.
Please clarify the extent to which the selling shareholders are related to you, and disclose who will pay the expenses of the offering.

  Response:    The Company has disclosed the relationships between the Company and the selling stockholders under the caption "Certain Relationships and Related Transactions" and has provided additional disclosure regarding payment of the expenses of the offering. Please see pages 29 and 101 of the Amendment.

Capitalization, page 30

15.
Please revise to remove the caption "cash and cash equivalents" from the capitalization table.

  Response:    The Company has made the requested revision in response to the Staff's comment. Please see page 30 of the Amendment.

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Securities and Exchange Commission
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Unaudited Pro Forma Financial Statements, page 32

16.
You may not disclaim responsibility for your disclosure. Please revise your statement in the third paragraph that this "financial data is for informational purposes only" which is an inappropriate disclaimer.

  Response:    In the Amendment, the Company has updated the financial statements for the fiscal year ended March 31, 2007, and, as a result, the unaudited pro forma financial statements have been deleted from the Amendment.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

Fiscal Year Ended March 31, 2006 (On a Combined Basis) Compared to Fiscal Year Ended March 31, 2005

17.
Please supplement the discussion of the combined results of operations for the fiscal year ended March 31, 2006 with separate discussions of the US GAAP results of operations for the predecessor and successor in periods in that year. Refer to Item 303 of Regulation S-K.

  Response:    The Company has provided additional disclosure in response to the Staff's comment. Please see pages 52 to 53 of the Amendment.

Revenue, page 46

18.
Please discuss the reasons for the decrease in sales of tabber/stringer machines. Have the machines reached the end of their lifecycle? Have competitors introduced superior products?

  Response:    Revenues from sales of tabber/stringer machines are periodic in nature. Due to the timing of when the Company recognized revenues for these periodic sales, revenues from tabber/stringer machines, both stand-alone and within turnkey contracts, for the nine months ended December 31, 2005 were higher than the revenues from tabber/stringer machines for the nine months ended December 31, 2006. The Company continues to market its tabber/stringer machines, and currently there are three tabber/stringer machines to be sold pursuant to contracts that are in the Company's order backlog as of December 31, 2007. The Company has updated the periods in the discussion of its results of operations, and since there is no longer a comparison of the nine months ended December 31, 2006 to the nine months ended December 31, 2005, the reference to tabber/stringer machines has been removed.

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19.
We note your disclosure on the top of page 47 that the increase in revenues for the nine months ended December 31, 2006 was due to an "increase in revenue from turnkey solutions." Yet, in the next paragraph you describe revenues decreasing from turnkey solutions. Please reconcile.

  Response:    The Company has updated the periods in the discussion of its results of operations, and the conflicting disclosure has been removed. Please see pages 45 to 46 of the Amendment.

Cost of Revenue, page 47

20.
Regarding your obligation to provide polysilicon to a customer, please clarify when the obligation ends and whether the customer can increase the amount of the product that it requires from you under the contract.

  Response:    The Company made the final shipment of polysilicon to this turnkey customer in September 2006, and the impact to gross profit was recorded upon customer acceptance of the turnkey contract during the nine months ended December 31, 2007. At that time, the Company fulfilled its obligation to supply polysilicon to that customer, and that customer had no future rights to acquire additional quantities of polysilicon from the Company.

  The Company has revised the disclosure in response to the Staff's comment. Please see page 46 of the Amendment.

Backlog, page 67

21.
Please tell us that the number of contracts that underlie the backlog. Also demonstrate whether your business is substantially dependent on any of the contracts. See Regulation S-K Item 601(b)(10)(ii)(B).

  Response:    The Company has provided additional disclosure in response to the Staff's comment. Please see pages 65 to 66 of the Amendment. Item 601(b)(10) of Regulation S-K requires that any contract upon which a registrant's business is substantially dependent be filed as a material contract. The Company is not substantially dependent on any of the contracts that underlie its backlog. As of December 31, 2007, the Company had 45 contracts for the sale of PV equipment in its backlog, of which 32 contracts were for amounts in excess of $1 million, and seven contracts for the sale of CVD reactors and related equipment in its backlog, all of which were for amounts in excess of $1 million. There are numerous solar wafer, cell and module manufacturers that could purchase the Company's products. The Company does not believe that the loss of any one contract would have a material adverse effect on its business or financial position. The majority

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  of the Company's products are manufactured to meet contractual specifications which generally differ insignificantly from the core functionality of the equipment. Therefore, the Company believes that if a customer were to cancel a contract, the Company would be able to sell the products associated with that contract to other existing or new customers, and similar pricing terms could be achieved.

Intellectual Property, page 76

22.
Please file material licenses as exhibits to your registration statement.

  Response:    The Company has filed the license agreement with Poly Engineering S.r.l. as Exhibit 10.18 to the Amendment. Certain confidential portions of Exhibit 10.18 have been omitted pursuant to a confidential treatment request filed separately with the Commission under Rule 406 of the Securities Act.

Competition, page 77

23.
We note your disclosures on pages 64 and 77 that you license your intellectual property to others. With a view toward clarifying disclosure, please tell us the effect of these licenses on your competitive position.

  Response:    The Company has added disclosure in response to the Staff's comment. Please see page 70 of the Amendment.

Executive Compensation, Page 84

24.
Please replace vague disclosure with meaningful information that investors can use to evaluate the compensation program. For example, where you refer to "competitive" compensation, "competitive companies," "similarly situated executives" and the "market" or "marketplace," please disclose with specificity how you define those terms. Likewise, please disclose the factors and comparable companies that the compensation consultant used in setting amounts, for example disclose the "input" you describe on the top of page 86, and how the 2008 bonus adjustments were "supported" on the top of page 87.

  Response:    When establishing the base salaries for the fiscal year ended March 31, 2007, the Board did not define competitive compensation, a particular set of competitive companies or a marketplace, but relied on its subjective judgment to set base salaries.

  In the Amendment, the Company has updated the Compensation Discussion and Analysis for the fiscal year ended March 31, 2008. The Company has removed the statement regarding "input" and the statement that the 2008 bonus adjustments were "supported" by

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  a consulting firm. The Company has provided additional disclosure regarding the factors that were used by the compensation committee in setting base salaries and incentive compensation for fiscal 2008. Please see pages 81 to 85 of the Amendment.

25.
We note your disclosure about how annual salaries are set, taking into account prior experience, time in the industry, years of service and individual duties and responsibilities. Please describe more specifically the items of performance used in determining such amounts. Also show how those factors led to different decisions regarding adjustment of officers' base salary for 2008.

  Response:    In the Amendment, the Company has updated the Compensation Discussion and Analysis for the fiscal year ended March 31, 2008. The Company has provided additional disclosure regarding how annual salaries are set, in response to the Staff's comment. Please see page 84 of the Amendment.

  In the fiscal year ending March 31, 2009, the Company's compensation committee plans to evaluate the Company's compensation program using data from a recently retained compensation consultant. To the extent that specific items of performance are used in future assessments, the Company will disclose those items of performance in order to provide investors with insight into the decisions regarding executive compensation.

Annual Cash Bonus Incentive, page 86

26.
We note that you have not provided a quantitative discussion of the necessary EBITDA targets, or Mr. Keck's commission targets, to be achieved in order for your executive officers to earn their discretionary annual bonuses. Provide such disclosure of the targets and commissions or alternatively tell us why you believe that disclosure of such information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b). To the extent that that it is appropriate to omit specific targets, discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors. Also, please tell us how you set the percentages of base salary to be paid on achieving the EBITDA targets.

  Response:    The Company has provided additional disclosure about EBITDA targets for the fiscal year ended March 31, 2008 in response to the Staff's comment. There is no set target amount for purposes of Mr. Keck's bonus. Rather, Mr. Keck's aggregate salary and bonus is limited to a maximum of $1.5 million. The Company has also added a discussion of how the Company set the percentages of base salary to be paid on achieving the performance targets in response to the Staff's comment. Please see pages 85 and 86 of the Amendment.

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27.
Please update the status of the bonuses that you indicate will be finalized in May 2007.

  Response:    The Company has disclosed the bonuses paid under the incentive compensation plan for the fiscal year ended March 31, 2007 in the Summary Compensation Table. Please see page 91 of the Amendment. The Company has not yet determined the bonuses payable under the management incentive plan for the fiscal year ended March 31, 2008 and expects to finalize them in May 2008.

28.
Please clarify what you mean by "a straight line interpolation between $0 and the target cash bonus."

  Response:    The Company has revised the disclosure in response to the Staff's comment. Please see page 85 of the Amendment.

29.
Please describe the reasons for Mr. Zarella's $50,000 discretionary bonus, including what operating performance was being recognized and how such amount was determined. Also discuss the reasons for Mr. Ford's signing bonus and how the size of the bonus was determined.

  Response:    The Company has added disclosure in response to the Staff's comment. Please see page 86 of the Amendment.

Long-Term Incentive Awards, page 87

30.
Please explain how you determined the amounts of stock options to be granted to your executive officers. Please describe the elements of individual performance and contribution that are taken into account in granting these options. Your revised disclosure also should clarify the reasons for the relative size of the grants among the officers.

  Response:    The Company has added disclosure in response to the Staff's comment. Please see page 87 of the Amendment.

31.
Please describe how the equity ownership amounts for Mr. Zarella and Mr. Smith were determined and how much they contributed for these shares.

  Response:    The Company has added disclosure in response to the Staff's comment. Please see page 87 of the Amendment.

32.
Please include a discussion on how the terms and amounts of Mr. Gupta's severance agreement were determined.

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  Response:    In the Amendment, the Company has updated the Compensation Discussion and Analysis for the fiscal year ended March 31, 2008. Because Dr. Gupta is no longer a named executive officer for the fiscal year ended March 31, 2008, the Company has not included a discussion of Dr. Gupta's severance agreement in the Compensation Discussion and Analysis.

  In response to the Staff's comment, the Company notes that in connection with the retirement of Dr. Gupta, the Company's former chief executive officer, on December 31, 2006, the Company entered into a retirement agreement pursuant to which the Company agreed to provide certain severance payments to Dr. Gupta. The terms and amounts set forth in Dr. Gupta's severance agreement were determined by negotiations between Dr. Gupta and the Company's board of directors. The board of directors agreed to provide Dr. Gupta with twenty-four months of continued compensation in light of the benefits to the Company of the retirement agreement, including Dr. Gupta's agreement to not compete with the Company in the solar power industries.

Summary Compensation Table, page 90

33.
Please discuss the reasons for the differences between the salaries reported in the summary compensation table and the salaries mentioned in both the "Fiscal 2007" column of the first table on page 86 and in your subsequent disclosure regarding the employment agreements.

  Response:    Mr. Keck joined the Company in April 2006, and the salary reported in the summary compensation table for fiscal 2007 reflects his $190,000 annual base salary paid for the portion of fiscal 2007 during which he was employed by the Company. Mr. Ford joined the Company in June 2006, and the salary reported in the summary compensation table for fiscal 2007 reflects his $175,000 annual base salary paid for the portion of fiscal 2007 during which he was employed by the Company. From April through July 2006, Mr. Lyman worked part-time, and the salary reported in the summary compensation table for fiscal 2007 reflects a pro-rated portion of his salary for fiscal 2007.

Kedar P. Gupta, page 94

34.
Please clarify the extent to which the agreement permits Dr. Gupta to compete with you. Avoid disclosure that may not be understood by investors who do not work in your industry, like "reflectometers."

  Response:    The Company has made the requested revision in response to the Staff's comment. Please see page 103 of the Amendment.

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Director Compensation, page 95

35.
We note your table describes payments of cash and options to Mr. Godshalk, yet your disclosure does not describe any fee structure for directors currently. Please disclose the terms on the compensation arrangements with him.

  Response:    The Company has added disclosure in response to the Staff's comment. Please see page 97 of the Amendment.

36.
Please describe how you will determine the payments to be made to your directors. For example what comparable companies will you use?

  Response:    The Company has made a revision in response to the Staff's comment. Please see page 97 of the Amendment.

Certain Relationships and Related Transactions, page 99

37.
Please expand your discussion of your transactions to describe the January 1, 2006 merger and the related parties' involvement. Also, please describe the September 28, 2006 reorganization merger and the merger transaction to occur prior to the offering.

  Response:    The Company has provided additional disclosure in response to the Staff's comment. Please see pages 101 to 102 of the Amendment.

38.
Please disclose the guarantees given by GFI for your letters of credit and file them as exhibits. We note your disclosure in the middle of page 57.

  Response:    The Company has provided additional disclosure in response to the Staff's comment and removed the reference to a guarantee in Management's Discussion and Analysis of Financial Condition and Results of Operations. Please see page 102 of the Amendment.

Senior Secured Promissory Note, page 99

39.
Please clarify why you issued the replacement note. Also, if the issuer of the $15 million note issued in connection with the January 2006 acquisition of GT Solar Holdings LLC was a related party, please identify the issuer and disclose the terms of the original note and all benefits that the related parties received by replacing that original note.

  Response:    The Company has provided additional disclosure in response to the Staff's comment. Please see page 102 of the Amendment.

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40.
Please clarify the relationship among the "GT Solar" entities and related parties. Use a diagram if appropriate.

  Response:    The Company has provided additional disclosure in response to the Staff's comment. Please see page 102 of the Amendment.

Transactions with Related Companies, page 99

41.
Please describe the operations of GT Global LLC and describe the equipment and parts sold to them. Also disclose whether your sales to the related party were at market prices.

  Response:    The Company has provided additional disclosure in response to the Staff's comment. Please see page 103 of the Amendment.

42.
We note the write-off of the amounts due from SC Fluids, Inc. Please also disclose the write-off of the convertible promissory note investment described at the bottom of page F-14.

  Response:    The Company has provided additional disclosure in response to the Staff's comment. Please see page 103 of the Amendment.

43.
We note your reference to your CFO being a "greater than 10% owner" of your consultant. With a view toward clarified disclosure, please tell us the percent of the consultant that the CFO owns. Also, disclose the nature of the consulting services provided; from your revised disclosure, investors should be able to understand why the services were not the type of services that would normally be provided by the CFO and why the consulting fees should not be considered compensation to the CFO.

  Response:    Starting in May 2005, the Company engaged the financial consulting firm of Chartworth, LLC (and in particular Mr. Howard Smith) to provide financial and strategic consulting services. Mr. Smith was both an employee and a 27.5% owner of Chartworth, LLC. At the time Chartworth, LLC began providing services to the Company, Mr. Smith had no ownership interest in the Company. Starting in June 2005, a second consultant, Mr. Paul Beaulieu, employed by Chartworth, LLC began providing financial analysis and modeling services to the Company. Mr. Beaulieu had and currently has a 25% ownership interest in Chartworth, LLC.

  Effective January 1, 2006, Mr. Smith accepted a full-time position as the Company's Chief Financial Officer. On March 5, 2007, Mr. Beaulieu joined the Company as a Vice President. The fees payable to Chartworth, LLC during the period of May 1, 2005 through December 31, 2005 amounted to approximately $190,000 and were for the services rendered by both consultants. The fees payable to Chartworth LLC during the

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  period from January 1, 2006 (the date Mr. Smith became the Company's Chief Financial Officer) and March 5, 2007 (the date Mr. Beaulieu became a Vice President of the Company) amounted to approximately $151,000 and were for services rendered by Mr. Beaulieu only and not for services rendered by Mr. Smith.

  The Company has provided additional disclosure in response to the Staff's comment. Please see page 103 of the Amendment.

Statement of Policy, page 100

44.
Please expand this section to disclose the standards to be applied pursuant to the policies and procedures. See Regulation S-K Item 404(b)(1)(ii). Also, clarify how the disclosure under the "Corporate Opportunities" heading on page 104 is consistent with these policies, procedures and standards.

  Response:    The Company has provided additional disclosure in response to the Staff's comment. Please see page 103 of the Amendment.

  The Company does not believe that the disclosure under the "Corporate Opportunities and Transactions with GFI" heading on page 107 of the Amendment is inconsistent with the statement of policy regarding transactions with related persons. The Company notes that the statement of policy regarding transactions with related persons applies to transactions of "related persons" (as defined in paragraph (a) of Item 404 of Regulation S-K) in which the Company is a participant. On the other hand, the provision in the Company's certificate of incorporation that will provide for the allocation of certain corporate opportunities applies only in a situation in which GFI, or a director of the Company who is also a representative of GFI, acquires knowledge of a potential transaction or matter which may be a corporate opportunity for the Company and GFI. In that event, GFI or the director would not have any duty to communicate or offer the corporate opportunity to the Company, and the Company would not have any expectancy in that transaction, unless the opportunity is expressly offered to the director solely in his or her capacity as a director of the Company. If, notwithstanding the provision in the certificate of incorporation, the opportunity is offered to the Company and it involves a "related person," or if GFI otherwise enters into a transaction in which the Company is a participant, then the statement of policy regarding transactions with related persons would apply.

Tax Considerations, page 110

45.
You may not disclaim responsibility for your disclosure. Please remove the statement that the disclosure is "for general information only" here and on page 113.

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April 18, 2008

  Response:    The Company has made the requested revision in response to the Staff's comment. Please see pages 113 and 117 of the Amendment.

Description of Capital Stock, page 101

46.
Your disclosure may not be qualified by reference to statutes. Please revise the first paragraph accordingly.

  Response:    The Company has made the requested revision in response to the Staff's comment. Please see page 105 of the Amendment.

Corporate Opportunities, page 104

47.
Please add appropriate risk factors to alert investors to the reduction of officers' and directors' duties to you and your shareholders. Also, if the is ambiguity in state law regarding whether such reduction is enforceable, please include appropriate disclosure.

  Response:    The Company has provided additional disclosure in response to the Staff's comment. Please see page 22 of the Amendment.

48.
Refer to the last paragraph of this section. With a view toward disclosure, please tell us why notice and consent to the provision is required. Also, please tell us how you determined that applicable law permits you to deem that shareholders have received the notice and provided the consent as you disclose.

  Response:    The Company has made a revision and removed the reference to notice and consent in response to the Staff's comment. Please see page 108 of the Amendment.

Terminated Private Placement, page 105

        49. Please disclose the size of the offerings mentioned in this section.

  Response:    The proposed admission for trading of our common stock on the AIM and the associated offering were abandoned in November 2006 before the number of shares offered and the size of the offering were determined.

Underwriting, page 114

50.
Refer to the last sentence of the fourth paragraph on page 114. Please reconcile the statement "after the initial public offering" with the statement that the "public offering price" may be changed.

  KIRKLAND & ELLIS LLP

Securities and Exchange Commission
April 18, 2008

  Response:    The Company has made a revision and removed the reference to public offering price in response to the Staff's comment. Please see page 118 of the Amendment.

51.
Please expand the last paragraph on page 116 to provide more specific information regarding your relationships with the underwriters.

  Response:    The Company has provided additional disclosure in response to the Staff's comment. Please see pages 120 to 121 of the Amendment.

Financial Statements, page F-1

52.
Please update the financial statements when required by Rule 3-12 of Regulation S-X.

  Response:    The Company has updated the financial statements. The Company has included in the Amendment audited consolidated financial statements for the fiscal year ended March 31, 2007, for the periods from January 1, 2006 through March 31, 2006 and from April 1, 2005 through December 31, 2005 and for the fiscal year ended March 31, 2005, and unaudited condensed consolidated financial statements for the nine months ended December 31, 2007 and 2006. As described in Note 3 to the consolidated financial statements, the Company has restated its consolidated financial statements as of March 31, 2007 and 2006 and for the fiscal year ended March 31, 2007, the period from January 1, 2006 through March 31, 2006, the period from April 1, 2005 through December 31, 2005 and as of and for the fiscal year ended March 31, 2005. As described in Note 8 to the unaudited condensed consolidated interim financial statements, the Company has restated its consolidated condensed unaudited statements of operations, stockholders' equity and cash flows for the nine months ended December 31, 2006.

53.
Include updated accountants' consents with amendments to the filing.

  Response:    The Company has filed an updated accountants' consent with the Amendment and will file updated accountants' consents with subsequent amendments as required.

Report of Independent Registered Public Accounting Firm, page F-2

54.
Please revise the second paragraph of the audit report to make reference to the auditing standards of the Public Company Accounting Oversight Board (United States).

  Response:    The second paragraph of the audit report has been revised in response to the Staff's request. Please see page F-2 of the Amendment.

  KIRKLAND & ELLIS LLP

Securities and Exchange Commission
April 18, 2008

Consolidated Statements of Operations, page F-4

55.
Please revise the statements of operations to present expense for stock-based compensation in the same line or lines as cash compensation paid to the same employees in accordance with SAB Topic 14F. Similarly revise summary and selected financial data and the pro forma financial statements.

  Response:    The Company has made the revision in response to the Staff's request. please see pages 33, F-4 and F-40 of the Amendment.

Note 2, Significant Accounting Policies, page F-8

Warranty, page F-11

56.
We note your disclosure that you warrant all products for a period of one year. Please reconcile this with the disclosures on pages 16 and 75 disclosing warranty periods up to thirty months.

  Response:    The Company acknowledges the inconsistency and has made revisions in response to the Staff's comment. Please see pages 15 and 68 of the Amendment.

Revenue Recognition, page F-13

57.
We note from page 18 that you typically recognize 90% of revenue for established products on shipment. We also see that you market turn-key solutions where you appear to be providing both products and services under a single arrangement. Please tell us and revise to address the terms of any multiple element arrangements as defined under EITF 00-21. Your discussion should address how the arrangement consideration is allocated among the separate units of accounting and the basis in GAAP for that allocation. Additionally, please tell us about the basis for your conclusion that three to five unit acceptances for new products is sufficient evidence to reclassify a product to an established product. Overall, clarify how your practices are appropriate under SAB 104.

  Response:

  SAB 104

  The Company recognizes revenue in accordance with SEC Staff Accounting Bulletin No. 104, Revenue Recognition ("SAB No. 104"). In addition to the matters discussed in the following paragraphs, the Company recognizes revenue provided title and risk of loss have passed to the customer, evidence of an arrangement exists, fees are contractually fixed or determinable, collectibility is reasonably assured through historical collection

  KIRKLAND & ELLIS LLP

Securities and Exchange Commission
April 18, 2008

  results and regular credit evaluations and there are no uncertainties regarding customer acceptance.

  For most products, a portion of the total purchase price (typically 10%) is not due until installation occurs and the customer submits a formal written acceptance of the product. For products the Company considers to be "established," upon delivery the Company recognizes revenue equal to the lesser of the amount allocated to the equipment or the contractual amounts due and previously paid (typically 90%) with the remainder recognized as revenue upon the receipt of formal written customer acceptance. For products the Company considers to be "new," the entire amount is recorded as revenue upon the receipt of formal written customer acceptance.

  In determining when a "new" product is considered "established," the Company considers several factors including: the stability of the product's technology, the ability to test the product prior to shipment, successful installations at customers' sites, and the performance results once installed. The Company generally believes that the above, coupled with a minimum of 3 to 5 successful customer installations and acceptances, is necessary to support the conclusion that there are no uncertainties regarding customer acceptances and that the installation process can be considered perfunctory. These factors as well as the consideration of the ease of installation in different customer environments are all taken into consideration in determining whether a product should be classified as "established."

  Application of EITF 00-21

  The majority of the Company's contracts involve the sale of equipment and services under multiple element arrangements. As provided for in Emerging Issues Task Force (EITF) No. 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF No. 00-21") revenue under multiple element arrangements is allocated to all elements based upon their relative fair values. To be considered a separate element, the product or service in question must represent a separate unit of accounting, and fulfill the following criteria: "(a) the delivered item(s) has value to the customer on a standalone basis; (b) there is objective and reliable evidence of the fair value of the undelivered item(s); and (c) if the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the Company." The Company's sales arrangements do not include a general right of return.

  As a part of its revenue arrangements, the Company often sells certain equipment for which the Company has not been able to obtain objective evidence of fair value pursuant to EITF No. 00-21. If objective evidence does not exist for the undelivered elements of

  KIRKLAND & ELLIS LLP

Securities and Exchange Commission
April 18, 2008

  the arrangement, all revenue is deferred until such evidence does exist, or until all elements are delivered, whichever is earlier. Once there is objective evidence of the fair value of undelivered elements, the amount allocated to systems and parts is based on a residual method. Under this method, the total arrangement value is allocated first to undelivered elements, based on their fair values, with the remainder being allocated to system revenue.

  In prior years, the Company considered each component of its systems to be a separate element with an established fair value. As a result, revenue was recognized when components were either delivered or accepted by the customer. However the Company recently determined that some of the equipment did not have fair value based on objective evidence. Therefore, in circumstances in which the Company did not have objective evidence of fair value of undelivered elements, the revenue should have been deferred until all equipment without objective evidence of fair value was delivered. The Company has restated its financial statements to correct for this error and now recognizes revenue using the guidance of SAB No. 104 and the guidance of EITF No. 00-21.

  The Company's solar products include two versions of our DSS furnace (DSS-270 and DSS-450), ancillary equipment as well as turnkey solutions. The Company has been able to establish objective evidence of the fair value of its furnaces as a result of stand-alone sales transactions. The Company has not yet been able to establish objective evidence of fair value for a majority of its ancillary equipment. When ancillary equipment is included in a multi-element arrangement, the Company defers the recognition on such contract until all such ancillary equipment has been delivered and the only undelivered elements are ones for which fair value has been established. Therefore revenue is deferred until all such equipment has been delivered. The Company periodically monitors available evidence of fair value of all of its products.

  The Company has determined that installation and training services are not integral to the stand-alone value of the product. The Company typically performs training at the same time as the installation process. The value of undelivered installation and training services is deferred at an amount that is the greater of (i) the estimated fair value of the installation or (ii) the portion of the sales price that will not be received until the installation is completed. The amount allocated to installation and training is based upon the fair value of the service performed, including labor, which is based upon the estimated time to complete the installation and training at hourly rates, and material components.

  KIRKLAND & ELLIS LLP

Securities and Exchange Commission
April 18, 2008

  Turnkey Contracts

  The Company periodically enters into contracts pursuant to which it provides all the equipment necessary for a complete line, whether equipment is manufactured by the Company or not. The Company characterizes these sales orders as "turnkey." For "turnkey" contracts, revenue recognition is based upon product line acceptance ("PLA") of the contract, which requires an acceptance test period after all individual items are installed and accepted

  PLA is defined in the agreement to assure the customer that the fabrication line will meet minimum throughput and not exceed maximum power consumption. Revenue is deferred until the specified output has been achieved which is determined through specific contractual testing measures and overall customer acceptance, and revenue is not recognized upon the delivery and acceptance of any individual element.

  In prior years, the Company incorrectly considered each component of its turnkey contracts to be a separate element with an established fair value. As a result, revenue for turnkey contracts was recognized when components were either delivered or accepted by the customer. The Company has restated its financial statements to correct for this error and now recognizes revenue under turnkey contracts upon PLA.

  The Company has restated its previously filed financial statements and made revisions to the disclosure of revenue recognition policies in response to the Staff's comments. Please see pages 39 to 40, F-18 to F-19 and F-22 of the Amendment.

Note 3, Business Combinations, page F-15

58.
We note that you refer to an independent third party appraisal firm on page F-16 and a contemporaneous valuation used for stock compensation purposes on page 44. While you are not required to make reference to an independent valuation, when you do so, you must name the expert and file their written consent as an exhibit to the registration statement. See Item 601(b) of Regulation S-K.

  Response:    The Company has removed the reference to an independent valuation in response to the Staff's comment. Please see pages F-26 to F-27 of the Amendment.

59.
We note that $44.3 million of the purchase price was allocated to goodwill. Please explain the valuation methodology and significant assumptions used to allocate the purchase price to the acquired assets and liabilities, including goodwill. In addition, disclosure should also be provided of the factors that contributed to the purchase price that resulted in the recognition of goodwill as required by paragraphs 51.b of SFAS 141.

  KIRKLAND & ELLIS LLP

Securities and Exchange Commission
April 18, 2008

  Response:

  Valuation methodologies and significant assumptions used to allocate the purchase price to the acquired assets and liabilities

  In the Acquisition, the Company allocated the purchase price to the acquired assets and liabilities at estimated fair value in accordance with SFAS No. 141, Business Combinations. As discussed in Note 4 to the consolidated financial statements included in the Amendment, the Company recorded adjustments to the reflect the assets and liabilities of the Predecessor to estimated fair values as of December 31, 2005. These adjustments included among others:

  •
  Adjustment to inventory to record at fair value.

  •
  Adjustments to record a receivable related to the outstanding installation portion of contracts.

  •
  Adjustment to fixed assets to estimated fair value.

  With the assistance of an independent third party valuation, the Company identified certain intangible assets apart from goodwill using Appendix A of SFAS No. 141 as a basis.

  For certain of the identified intangible assets a multi-period excess earnings method was utilized to estimate the fair value of these assets. The multi-period excess earnings method was used in estimating the fair value of customer relationships (estimated fair value—$4.2 million) and order backlog (estimated fair value—$15.8 million). The significant assumptions used in the multi-period excess earnings analyses included the following:

  Customer Relationships:

  •
  Revenue projections based on annual assumptions regarding the proportion of revenues from new and existing customers, existing customer revenue growth and an average annual retention factor.

  •
  Deductions of hypothetical royalty payments for the use of technology and trade name that are separately valued.

  •
  Sales and marketing expenses, as well as research and development expenses that relate to the existing customer base were also considered in the analysis.

  •
  Deduction of a contributory asset charge related to a fair return on the working capital, fixed assets and other identifiable intangible assets.

  •
  An assumed income tax rate of 40%.

    KIRKLAND & ELLIS LLP

Securities and Exchange Commission
April 18, 2008

  •
  A discount rate of 17%, which is approximately equal to the estimated weighted average cost of capital.

  •
  A present value of the estimated tax benefit was applied to the estimated cash flow value of the customer relationships.

  Order Backlog:

  •
  Quarterly projections of net cash flows for existing backlog.

  •
  Deductions of hypothetical royalty payments for the use of technology and trade names that are separately valued.

  •
  Sales and marketing expenses, as well as R&D expenses that relate to the order backlog were also considered in the analysis.

  •
  Deduction of a contributory asset charge related to a fair return on the working capital, fixed assets and other identifiable intangible assets.

  •
  An assumed income tax rate of 40%.

  •
  A discount rate of 4.95%, based on the prime rate plus 1%.

  •
  A present value of the estimated tax benefit was applied to the estimated cash flow value of the order backlog.

  For other identifiable intangible assets, the Company used variations of the income approach as follows:

  The relief from royalty method was used to estimate the cost savings that accrue to the owner of an intangible asset who would otherwise have to pay royalties or license fees on revenues earned through the use of the asset. This method was used in estimating the value of core and completed technology (estimated fair value—$6.5 million) and trade names (estimated fair value—$2.4 million). The significant assumptions used in the calculation included the following:

  Core and Completed Technology:

  •
  Estimated revenue streams associated with specific technologies.

  •
  Deductions of hypothetical royalty payments based on observed royalties or license fees.

  •
  An assumed income tax rate of 40%.

  •
  A discount rate of 17%, which is approximately equal to the estimated weighted average cost of capital.

  •
  A present value of the estimated tax benefit was applied to the estimated cash flow value of the technology.

    KIRKLAND & ELLIS LLP

Securities and Exchange Commission
April 18, 2008

  Trade Name:

  •
  Estimated revenue associated with the trade name was equal to the Company's overall revenue projections.

  •
  Estimated probability that the Company's trade names would be discontinued in the future.

  •
  Estimates of the hypothetical royalty rate based on observed royalties or license fees.

  •
  As assumed income tax rate of 40%.

  •
  A discount rate of 17%, which is approximately equal to the estimated weighted average cost of capital.

  •
  A present value of the estimated tax benefit was applied to the estimated cash flow value of the trade name.

  A brief discussion of the methodologies followed in valuing the less significant intangible assets follows:

  Supplier Relationships:

  The avoided cost method was used for estimating the fair value of supplier relationships (estimated fair value—$1.1 million). This method used an estimate of the labor hours and related costs required to establish a supplier relationship as well as an estimate of the loss in it's near term profits if the Company needed to rebuild its existing supplier network

  Non-Compete Agreements:

  The lost profit method was used for estimating the fair value of non-compete agreements (estimated fair value—$0.3 million). The benefit of these agreements is generally considered to be higher income resulting form the avoidance of a loss in revenue that would likely occur without such an agreement.

  Factors that contributed to the purchase price that resulted in the recognition of goodwill

  The value assigned to goodwill was equal to the amount of the purchase price of the business acquired in excess of the sum of the amounts assigned to identifiable assets, both tangible and intangible less liabilities assumed.

  The Company believes that the excess purchase price allocated to goodwill was supported by the Company's intellectual capital, industry expertise and position within the photovoltaic market and that the Acquisition would result in several economic benefits that support the recognition of goodwill.

  KIRKLAND & ELLIS LLP

Securities and Exchange Commission
April 18, 2008

  The Company has added disclosure in response to the Staff's comment. Please see pages F-26 to F-27 of the Amendment.

Note 5, Stockholders' Equity, page F-35

60.
Please provide us with a chronological bridge of management's fair value per share determinations to the current estimated IPO price per share. Also, indicate when discussions were initiated with your underwriter(s) about possible offering price ranges. We may have additional questions after the estimated IPO price is included in the filing.

  Response:    The Company has not estimated an IPO price per share. Discussions with the Company's underwriter(s) with respect to a possible offering began in January 2007, but to date have not led to any definitive possible offering price range. The Company acknowledges the Staff's comment and will provide additional disclosure when an estimated IPO price per share has been determined.

Undertakings

61.
Please note that due, in part, to the language of Securities Act Rule 430C(d), the undertakings included in Item 512(a)(5)(ii) and 512(a)(6) of Regulation S-K should be included in filings for initial public offerings. Please revise your filing to include these undertakings.

  Response:    The Company has provided additional undertakings in response to the Staff's comment. Please see page II-4 of the Amendment.

Exhibits

62.
We note your reference to an application for confidential treatment. We will review and provide any comments related to your request separately. Comments must be resolved and your application must be complete before we may accelerate the effective date of your registration statement.

  Response:    The Company acknowledges the Staff's comment. We have separately filed with the Commission a request for confidential treatment of certain confidential portions of Exhibit 10.18 under Rule 406 of the Securities Act.

*    *    *    *    *

KIRKLAND & ELLIS LLP

Securities and Exchange Commission
April 18, 2008

        Finally, the Company will furnish a letter at the time it requests acceleration of the effective date of the registration statement acknowledging the statements set forth in the Staff's comment letter.

        We hope that the foregoing has been responsive to the Staff's comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 861-2232.

Sincerely,
/s/ Dennis M. Myers Dennis M. Myers, P.C.
cc:
Edwin L. Lewis
    GT Solar International, Inc.

Alan F. Denenberg
    Davis Polk & Wardwell